Exhibit 23.2

Consent of Scott Wilson Roscoe Postle Associates Inc.

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to our name and to references to our involvement in the preparation of technical information relating to the Lac des Iles Project, Ontario, included in the 2008 Annual Information Form of North American Palladium Ltd., dated March 16, 2009 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form F-10 and amendments thereto (No. 333-147126) of the references to our name and the above-mentioned information in the AIF.

Dated this 16th day of March, 2009.

Name:	(signed) Graham G. Clow

Graham G. Clow, P. Eng., Managing Director
on behalf of Scott Wilson Roscoe Postle Associates Inc.